UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Invuity, Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

46187J106

(CUSIP number)

October 23, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 0.0%
12.	Type of Reporting Person: CO

This Amendment No. 4 amends the Schedule 13G originally filed with the SEC on June 29, 2015, Amendment No. 1 filed with the SEC on February 10, 2016, Amendment No. 2 filed with the SEC on February 8, 2017 and Amendment No. 3 filed with the SEC on February 2, 2018 (collectively, the “Schedule”), to report the tender of all shares of common stock of the Issuer held by the reporting person. Except as specifically amended by this Amendment No. 4, each Item of the amended statement remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule. As of October 23, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s securities reported herein.

Item 1.	(a) Name of Issuer:

Invuity, Inc.

(b) Address of Issuer’s Principal Executive Offices:

444 De Haro Street

San Francisco, CA 94107

Item 2.	(a) Name of Person Filing:

Novo Holdings A/S, a Danish limited liability company, is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

(b) Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19

2900 Hellerup, Denmark

(c) Citizenship or Place of Organization:

Novo Holdings A/S: Denmark

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

46187J106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following [X].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2018	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer